SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For September 30, 2021

Commission File Number 001-33463

ASML Holding N.V.

De Run 6501

5504 DR Veldhoven

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS TO THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-116337), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-126340), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-136362), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-141125), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-142254), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-144356), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147128), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-153277), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-162439), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-170034), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-188938), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-190023), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-192951), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-203390), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-219442) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-227464) OF ASML HOLDING N.V. AND IN THE OUTSTANDING PROSPECTUSES CONTAINED IN SUCH REGISTRATION STATEMENTS.

Exhibits

99.1	“ASML Small Talk 2021” presentation dated September 29, 2021

99.2	“Market Drivers, Company Strategy and Creating Sustainable Value” presentation dated September 29, 2021

99.3	“Technology Strategy to Drive Moore’s Law into Next Decade” presentation dated September 29, 2021

99.4	“EUV Products and Business Opportunity” presentation dated September 29, 2021

99.5	“Applications Products and Business Opportunity” presentation dated September 29, 2021

99.6	“DUV Products and Business Opportunity” presentation dated September 29, 2021

99.7	“Installed Base Management Opportunity” presentation dated September 29, 2021

99.8	“Business Model and Capital Allocation Strategy” presentation dated September 29, 2021

99.9	“ASML Small Talk 2021 – Closing Remarks” presentation dated September 29, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)

Date: September 30, 2021	By:	/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Chief Executive Officer